Filed by SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

The following is a transcript of an interview with Evan Hafer, Chief Executive Officer of Black Rifle Coffee Company, by Maria Bartiromo of Fox Business: Mornings with Maria:

Fox Business: Mornings with Maria

November 2, 2021

Maria: Welcome back. A fast growing coffee company with a mission to better the lives of veterans and active duty service members is going public via SPAC. Black Rifle Coffee Company is teaming up with SliverBox-Engaged merger corporation. The deal is expected to add up to $225 million to Black Rifle's balance sheet. Joining me right now in this exclusive is Black Rifle Coffee Company CEO, Evan Hafer. Congratulations to you. Thank you so much for being here.

Evan: Thank you so much, Maria, for having me back. It's been four years I think since the last time I was on the show so I felt it was important to come back and make this announcement with you.

Maria: I appreciate that. I remember when we talked back then, four years ago. You were already talking about this incredible growth story that you were leading in Black Rifle Coffee. Now you're going to go public through this SPAC, a $1.7 billion deal. Why did you choose a SPAC? Tell me what you can do with that money, how that will be used post the deal?

Evan: Well, I think timing was really important as far as being able to take the company public or at least position the company to go public. SliverBox was the right partner. We wanted to curate a relationship with somebody that had the same mission, intent and commitment to the veteran community. They've been able to come to the table and commit shares as part of the deal to the Black Rifle Coffee fund which is our nonprofit section of the business and I think being able to partner with somebody right now and the timing of this as far as being able to capture, I think market inertia and then seize the opportunity to grow the company and maintain our commitment to hiring 10,000 veterans because we set out with that goal four years ago. I said it on your show, never strayed from that mission or that focus and this is just part of completing our promise to the American public and that's our commitment.

Maria: That is so fantastic, Evan. talk to us about the veterans that you hired so far and what they bring to the table. We honor and cherish our veterans and thank you so much for your great service to this country once again. Coming into business from the military, you're seeing a different mentality, a specific skillset that you're not getting elsewhere. tell us about it.

Evan: I think veterans, especially the post 9/11, the younger generation of veterans are under employed at a higher rate throughout the United States. They bring a complex problem solving and split decision making matrix that I think most of the civilian population might not understand. They've been put in some of the most difficult dynamic, complex and dangerous problems in the world, they've been able to solve those at a very high level. They have a lot to offer the professional workplace, the American professional workplace. My job is not only to inspire and entertain people through media, it's also to lead the rest of corporate America to say we can do a better job of hiring veterans. We can do a better job of putting a spotlight on veterans unemployment, do a better job of taking care of people that continue to serve and sacrifice overseas to include not only the veterans but the veteran families. So this is a really important step for me to be able to go out and use the podium or the platform of Black Rifle Coffee to shed light on veterans' issues, hire veterans and create a culture that is truly authentic to the veteran way of life.

Maria: And that's why you stand apart from some of the competitors out there. But it's a crowded field, right, Evan? I know that you have a major philanthropic part of the business as well. Your company is donating 530,000 shares, that's $5.3 million with SilverBox-Engaged to Black Rifle Foundation. That's terrific. Who does that help? and give us a sense of the backdrop, the competitive landscape. How do you compete with such big corporations like Starbucks, like Dunkin, and where does the growth come from for you?

Evan: I think the main competitive edge is just being a better company. When I say that we have a better product, we have a better company culture, we have a better mission. I think it's something that is lost in the sea of corporate white wash. We're a true authentic American brand, it's a business success story that every veteran in America should be proud of. In seven years what we've been able to accomplish with hundreds of veterans hired and philanthropic endeavors through the BRCC fund with millions of dollars, we set up with some very intentional mission-focused goals. One of my goals is to field 1,000 plus atv wheelchairs for service members that have been physically disable in order to get them out in the woods, just like I get to do with my kids. i'm fortunate enough to have kept all my limbs, all my digits in the 20 years of deploying back and forth overseas in the United States military and the CIA. It's time for us to give back as a company, time for us to continue to give back.

Maria: Amazing. Terrific Evan, Thank you for your leadership and your service. great to see you again. big congratulations from us. we'll be watching.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.